Media Relations Contacts

Lucas van Grinsven — Director Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands

Ryan Young — Communication US — +1 480 383 4733 — Tempe, Arizona, USA

Investor Relations Contacts

Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA

Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML Receives Intel’s Preferred Quality Supplier Award
VELDHOVEN, Netherlands, March 3, 2010 — ASML has been recognized as one of 16 suppliers to receive Intel Corporation’s Preferred Quality Supplier (PQS) award for their performance in 2009. ASML is recognized for their significant contributions, providing Intel with lithography process tools, deemed essential to Intel’s success.
“ASML is honored to be selected by Intel as a recipient of their Preferred Quality Supplier award for 2009. This recognition validates a significant mutual effort between our two companies to achieve world-class quality and performance with systems that are on the leading edge of innovation and value. Both our companies believe such close alignment is fundamental to achieving the optimal combination of product performance, manufacturing cost and time-to-market,” said Frits van Hout, executive vice president and chief marketing officer, ASML.
“Intel congratulates ASML on earning the Preferred Quality Supplier award for 2009,” said Janice Golda, Lithography Capital Equipment Development director, Intel Corporation. “ASML has delivered leading edge lithography technology while continuously improving their quality and customer service. We look forward to building on this success in the future.”
The PQS award is part of Intel’s Supplier Continuous Quality Improvement (SCQI) program that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, delivery, technology and customer satisfaction goals. Suppliers must also achieve 80 percent or greater on a challenging improvement plan and demonstrate solid quality and business systems. Furthermore, the 2009 awardees demonstrated compliance to the Electronic Industry Citizenship Coalition Code of Conduct and Intel’s Environmental Social Governance Program. Additional information about the SCQI program is available at http://supplier.intel.com/quality.
Celebrations to honor the PQS award winners will be held in conjunction with Intel’s Supplier Day events in Tokyo, Japan and Anaheim, California during the month of March 2010. In addition, an announcement will run in the March 31 U.S. edition and April 1 Europe and Asia editions of The Wall Street Journal with acknowledgement on Intel’s corporate Web site, www.intel.com.
For Intel’s cover press release click on: “Intel Honors 16 Companies with Preferred Quality Supplier Award”
Intel is a trademark or registered trademark of Intel Corporation or its subsidiaries in the United States and other countries. Other names and brands may be claimed as the property of others.

About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

2